United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	8

PUBLICLY LISTED COMPANY

CNPJ 33.592.510/0001-54

ORDINARY AND EXTRAORDINARY

SHAREHOLDERS’ MEETINGS

CALL NOTICE

Shareholders of Vale S.A. (“Vale”) are hereby invited to convene for the Ordinary and Extraordinary General Shareholders’ Meetings to be cumulatively held on April 17, 2015, at 11am at Avenida das Américas, 700, 2nd floor, room 218 (auditorium), Città America, Barra da Tijuca, in the city of Rio de Janeiro/RJ, Brazil, for the purpose of discussing and deciding upon the matters set forth in the Agenda below:

1. Ordinary Shareholders’ Meeting

1.1. Appreciation of management report and analysis, discussion and vote of the financial statements for the fiscal year ending on December 31, 2014;

1.2. Proposal for the destination of profits of the fiscal year of 2014;

1.3. Appointment of the members of the Board of Directors;

1.4 Appointment of the members of the Fiscal Council; and

1.5 Establishment of the remuneration of the Management and members of the Fiscal Council for 2015.

2. Extraordinary Shareholders’ Meeting

2.1                              Proposal to amend Vale Bylaws, in order to:

(i)  adjust wording of Art. 20 to clarify that the Board of Directors (“BD”) shall determine the duties of the committees, including, but not limited to, those provided for in Art. 21 and thereafter;

(ii)                                   change paragraph II of Art. 21 to provide that the Executive Development Committee (“EDC”) shall analyze and formulate an opinion on the proposed distribution of the annual global budget for the management’s remuneration and the adequacy of the remuneration model for members of the Board of Executive Officers (“EB”);

(iii)                                exclude the current paragraph IV of Art. 21, which deals with the issuance of an opinion on the health and safety policies, and include a provision that the EDC shall assist in setting targets for the evaluation of EB’s performance;

(iv)                               include paragraph V in Art. 21 to provide that the EDC shall supervise the development of the succession plan for the EB;

(v)                                  change paragraph I of Art. 22 to replace “issue an opinion about” with “recommend”, excluding the part about “proposed annually by the EB”;

(vi)                               delete the current paragraph II of Art. 22 which deals with the issuance of the opinion on annual and multiannual investment budgets by Vale;

(vii)                            amend and renumber the current paragraph III of Art. 22 to replace “issue an opinion about” with “recommend”, excluding the part about “proposed annually by the EB”;

(viii)                         amend and renumber the current paragraph IV of Art. 22 replacing “issue an opinion” with “recommend”, excluding the purchase of shareholdings;

(ix)                               change paragraph I of Art. 23 replacing the term “issue an opinion about” with “evaluate”, as well as deleting the reference to “financial and corporate”;

(x)                                  change paragraph II of Art. 23 replacing the term “issue an opinion about” with “evaluate”;

(xi)                               include paragraph III in Art. 23 to provide that the duties and responsibilities of the Finance Committee (“CF”) include assessing Vale’s annual budget and annual investment plan;

(xii)                            include paragraph IV in Art. 23 to provide that it is incumbent upon the CF to assess Vale’s annual funding plan and risk exposure limits;

(xiii)                         include paragraph V in Art. 23 to provide that it is incumbent upon the CF to assess Vale’s risk management processes;

(xiv)                        include paragraph VI in Art. 23 to provide that it is incumbent upon the CF to supervise the financial execution of capital projects and of the ongoing budget;

(xv)                           delete paragraph I of Art. 24, which deals with the competence of proposing to the BD a person to be responsible for internal audit, and renumber the remaining paragraphs;

(xvi)                        include a paragraph in Art. 24 to provide that the Accounting Committee (“AC”) shall evaluate the procedures and the performance of the internal audit with regards to best practices;

(xvii)                     include a paragraph in Art. 24 to provide that the AC shall support the BD in the process of choosing and evaluating the annual performance of the person responsible for Vale’s  internal audit;

(xviii)      change paragraph II of Art. 25 to replace “code of ethics” with “Code of Ethics and Conduct;

(xix)        change paragraph III of Art. 25 to provide that the Governance and Sustainability Committee (“GSC”) shall evaluate related parties transactions subjected to the deliberation of the BD, as well as issue opinions on potential conflicts of interest involving related parties;

(xx)         change paragraph IV of Art. 25 to provide that the GSC shall  evaluate proposed amendments of Policies that are not within the scope of duties of other committees, the Bylaws or the Internal Regulations of Vale’s Advisory Committees;

(xxi)        include paragraph V in Art. 25 to provide that the GSC shall analyze and propose improvements to Vale’s Sustainability Report;

(xxii)       include paragraph VI in Art. 25 to provide that the GSC shall evaluate Vale’s performance with relation to sustainability aspects and propose improvements on the basis of a long-term strategic vision;

(xxiii)      include paragraph VII in Art. 25 to provide that the GSC shall support the BD in the process of choosing and evaluating the annual performance of the person responsible for Vale’s Ombudsman function; and

(xxiv)      include paragraph VIII in Art. 25 to provide that the GSC shall support the BD in the evaluation process of the Ombudsman in matters involving the Ombudsman Channel and violations of the Code of Ethics and Conduct.

According to CVM Rule No. 165/91, as amended by CVM Rule No. 282/98, a shareholder must hold at least 5% (five percent) of the Vale’s voting capital in order to request the cumulative voting system.

All documentation pertaining to the matters to be discussed in the Ordinary and Extraordinary Shareholders’ Meetings is available to shareholders at Vale’s headquarters, on its website (http://www.vale.com) and on the websites of the Brazilian Securities and Exchange Commission (http://www.cvm.gov.br), of BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros, the São Paulo Stock Exchange (www.bmfbovespa.com.br), of the Securities and Exchange Commission of the United States (www.sec.gov) and of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Shareholders who wish to attend the Meetings may do so in person or appoint a duly-registered proxy, pursuant to Paragraph 1 of Article 126 of the Brazilian Corporate Law (Law No. 6,404/76). The proxy shall have been granted less than 1 (one) year before the Meetings, and be duly qualified as a shareholder, manager, attorney registered with the Brazilian Bar Association or a financial institution.

Note that shareholders must attend the Shareholders’ Meetings with proof of ownership of shares issued by Vale, such proof issued no more than 4 (four)

business days prior to the date of the Meetings by the financial institution who serves as the bookrunner or custodian, as well as the following:

(a) in case the shareholder is a physical person, they must carry a valid photo identification document, or, where applicable, the identification document of their proxy and the respective power-of-attorney;

(b) in case the shareholder is a legal person, they must carry a valid photo identification document of the legal representative and the documents which prove his or her representation powers, including the power—of-attorney, and a copy of the articles of incorporation and of the minutes in which the management was appointed; and

(c) in case the shareholder is an investment fund, they must carry a valid photo identification document of the legal representative and the documents which prove his or her representation powers, including the power-of-attorney, and a copy of the valid regulation of the investment fund, the bylaws or articles of incorporation of its administrator, and the minutes in which the management was appointed. If any such documents are in a foreign language, they must be translated to Portuguese by a sworn translator, notarized, and legalized by consular officials.

In order to expedite the process of holding the Meetings, we ask that the shareholders who will be represented by proxy kindly deposit the aforementioned documents proving representation at least 72 (seventy-two) hours prior to the Meetings.

Rio de Janeiro, March 14th, 2015.

Dan Conrado

Chairman of the Board of Directors

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: March 17, 2015		Director of Investor Relations